SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.	COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ No. 07.526.557/0001-00	CNPJ No. 02.808.708/0001-07
NIRE 35.300.368.941	NIRE 35.300.157.770

Further to the information provided in the registration statement on Form F-4 that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 8, 2013 by Ambev S.A. (“Newbev”) relating to its stock swap merger (the “Stock Swap Merger”) with Companhia de Bebidas das Américas – Ambev [BM&FBOVESPA: AMBV4, AMBV3; NYSE: ABV, ABVc] (“Ambev” and, together with Newbev, the “Companies”), approved at shareholders’ meetings of the Companies held on July 30, 2013, the Companies hereby inform the market that the new common shares and American Depositary Shares (“ADSs”) of Newbev are now expected to commence trading on the São Paulo Stock, Commodities and Futures Exchange and the New York Stock Exchange, respectively, on or about November 14, 2013.  The additional time required for commencement of trading of the Newbev common shares and ADSs is a result of the process conducted in Brazil to register Newbev as a Brazilian publicly-held, reporting corporation pursuant to the terms and in accordance with the deadlines set forth in Instruction No. 480 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), dated December 7, 2009.

São Paulo, August 29, 2013.

Ambev S.A. Nelson José Jamel Chief Financial and Investor Relations Officer	Companhia De Bebidas das Américas – Ambev Nelson José Jamel Chief Financial and Investor Relations Officer

Additional Information and Where to Find It:

In connection with the Stock Swap Merger, on July 8, 2013 Newbev filed with the Commission a registration statement on Form F-4 that contains a prospectus. Investors and security holders of Ambev are urged to read carefully these materials, as well as any other relevant documents filed with the Commission as they become available, because they contain and will contain important information about the Companies and the Stock Swap Merger. The prospectus filed with the Commission on July 8, 2013 as part of the registration statement and any other documents filed by the Companies with the Commission, may be obtained free of charge at the Commission’s website at www.sec.gov  or from Ambev.

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Forward-Looking Statements:

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2013

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer